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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

                             Tender Offer Statement
     (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                                      and
                       SCHEDULE 13D/A (AMENDMENT NO. 12)
                   Under the Securities Exchange Act of 1934

                          HALLWOOD ENERGY CORPORATION
                           (Name of Subject Company)

                        THE HALLWOOD GROUP INCORPORATED
                                    (Bidder)

                          $0.50 PAR VALUE COMMON STOCK
                         (Title of Class of Securities)

                                   40636M208
                     (CUSIP Number of Class of Securities)

                                MELVIN J. MELLE
                        THE HALLWOOD GROUP INCORPORATED
                            3710 RAWLINS, SUITE 1500
                              DALLAS, TEXAS  75219
                                 (214) 528-5588
      (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of the Bidder)

                                    COPY TO:
                              W. ALAN KAILER, ESQ.
                              JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500

Calculation of Filing Fee:

--------------------------------------------------------------------------------

   Transaction Valuation*                                 Amount of Filing Fee**
        $2,792,576                                                $559

--------------------------------------------------------------------------------

* For purposes of calculating the fee only. The filing fee was calculated pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of 143,209 shares of Common Stock (the number of shares of Common Stock outstanding on the date hereof, excluding 633,917 shares of Common Stock held by the Bidder) multiplied by the proposed acquisition price of $19.50 per share.

**       1/50th of one percent of the value of the securities to be acquired.
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[ ]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                 Amount Previously Paid: $
                                          --------------------------------------
                 Form or Registration No.:
                                          --------------------------------------
                 Filing Party:
                              --------------------------------------------------
                 Date Filed:
                            ----------------------------------------------------

(1)      Names of Reporting Person:        The Hallwood Group Incorporated
                                   ---------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person:   51-0261339
                                                           ---------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a) [ ]          (b) [ ]

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)         WC
                                           -------------------------------------

(5)      Check Box If Disclosure of Legal Proceedings Is Required

         Pursuant to Items 2(e) or 2(f)     [x]

(6)      Citizenship or Place of Organization      Delaware
                                             -----------------------------------

(7)      Aggregate Amount Beneficially Owned
         by Each Reporting Person             633,917                     shares
                                 -----------------------------------------

(8)      Check Box if the Aggregate Amount in Row (7)
         Excludes Certain Shares (See Instructions)  [ ]

(9)      Percent of Class Represented by Amount in Row (7)     81.6%
                                                          ----------------------

(10)     Type of Reporting Person (See Instructions)        CO
                                                    ----------------------------




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         This Schedule 14D-1 and Schedule 13D/A (Amendment No. 12) (the
"Schedule 14D-1 and 13D") relates to the tender offer by The Hallwood Group Incorporated, a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Hallwood Energy Corporation, a Texas corporation (the "Company"), not currently directly or indirectly owned by the Purchaser, for $19.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" together with the Offer to Purchase, the "Offer"), both of which are annexed to and filed with this Schedule 14D-1 and 13D as Exhibits
(a)(1) and (a)(2), respectively.   This Schedule 14D-1 and 13D is being filed
on behalf of the Purchaser. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1 and Schedule 13D, respectively, of the Securities Exchange Act of 1934, as amended.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Hallwood Energy Corporation, a Texas corporation (the "Company"), and the address of its principal executive offices is 3710 Rawlins, Suite 1500, Dallas, Texas 75219 and the address of its principal operating offices is 4582 South Ulster Parkway, Suite 1700, Denver, Colorado 80237.

         (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "THE OFFER - 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d) This Statement is being filed by the Purchaser. The information set forth in the "INTRODUCTION," in "THE OFFER - 9. Certain Information Concerning the Purchaser" and in "SCHEDULE I - Directors and Executive Officers of the Purchaser" of the Offer to Purchase is incorporated herein by reference.

         (e)-(g) The information set forth in "THE OFFER - 9. Certain Information concerning the Purchaser" and in "SCHEDULE I - Directors and Executive Officers of the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the "INTRODUCTION," in "SPECIAL FACTORS - 5. Background of the Offer and the Merger," in "THE OFFER - 9. Certain Information Concerning the Purchaser" and in "THE OFFER - 10.
Contacts with the Company; Contracts and Arrangements" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in "THE OFFER - 12. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(g) The information set forth in the "INTRODUCTION," in "SPECIAL FACTORS - 2. Reasons for the Offer and the Merger," in "SPECIAL FACTORS - 5. Background of the Offer and the Merger," in "THE OFFER - 7. Effect of the Offer on Market for the Shares; Stock Exchange Listing; and Exchange Act Registration" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.





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ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the "INTRODUCTION," in "THE OFFER
- 9. Certain Information Concerning the Purchaser" and in "THE OFFER - 10. Contacts with the Company; Contracts and Arrangements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the "INTRODUCTION," in "THE OFFER - 9. Certain Information Concerning the Purchaser", in "THE OFFER - 10. Contacts with the Company; Contracts and Arrangements" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in "SPECIAL FACTORS - 5. Background of the Offer and the Merger" and in "THE OFFER - 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

         (a)  The information set forth in "SPECIAL FACTORS - 5.   Background
         of the Offer and the Merger," in "THE OFFER - 9.  Certain Information
         Concerning the Purchaser" and in "THE OFFER - 10.   Contacts with the
         Company; Contracts and Arrangements" of the Offer to Purchase is incorporated herein by reference.

         (b)-(c) The information set forth in "THE OFFER - 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in "THE OFFER - 7. Effect of the Offer on Market for the Shares; Stock Exchange Listing; and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

         (e) The information set forth in "THE OFFER - 6. Recommendation of the Company's Board of Directors and the Special Committee" of the Offer to Purchase is incorporated herein by reference.

         (f) The information set forth in the entire Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)  Offer to Purchase.

         (a)(2)  Letter of Transmittal.

         (a)(3) Letter dated October 15, 1996, to brokers, dealers, commercial banks, trust companies and nominees.

         (a)(4) Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

         (a)(5) Press Release issued by the Company and the Purchaser, dated September 9, 1996

         (a)(6) Press Release issued by the Company and the Purchaser, dated October 10, 1996.

         (a)(7)  Form of newspaper advertisement, dated October 15, 1996.





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         (a)(8)  Letter to Stockholders of the Company, dated October 15, 1996.

         (b)     Not applicable.

         (c)(1) Agreement and Plan of Merger, dated as of October 9, 1996, between the Purchaser and the Company.

         (c)(2) Financial Consulting Agreement between The Hallwood Group Incorporated and Hallwood Petroleum, Inc., dated June 30, 1994.

         (c)(3) Compensation Agreement between Hallwood Petroleum, Inc. and Anthony J. Gumbiner, dated August 1, 1994.

         (c)(4) Domestic Incentive Plan between Hallwood Energy Partners, L.P. and Hallwood Petroleum, Inc., dated January 14, 1993.

         (d)     Not applicable.

         (e)     Not applicable.





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                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 15, 1996               THE HALLWOOD GROUP INCORPORATED



                                        By:   /s/ Melvin J. Melle
                                            -----------------------------------
                                            Name:    Melvin J. Melle
                                            Title:   Vice President





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                                 EXHIBIT INDEX

Exhibit
Number           Description                                                                  Page Number
------           -----------                                                                  -----------

(a)(1)           Offer to Purchase.

(a)(2)           Letter of Transmittal.

(a)(3)           Letter dated October 15, 1996, to brokers, dealers, commercial banks, trust companies and nominees.

(a)(4)           Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

(a)(5)           Press Release issued by the Company and the Purchaser, dated
                 September 9, 1996

(a)(6)           Press Release issued by the Company and the Purchaser, dated
                 October 10, 1996.

(a)(7)           Form of newspaper advertisement, dated October 15, 1996.

(c)(1) Agreement and Plan of Merger, dated as of October 9, 1996, between the Purchaser and the Company.

(c)(2)*          Financial Consulting Agreement between The Hallwood Group
                 Incorporated and Hallwood Petroleum, Inc., dated June 30, 1994.

(c)(3)*          Compensation Agreement between Hallwood Petroleum, Inc. and
                 Anthony J. Gumbiner, dated August 1, 1994.

(c)(4)*          Domestic Incentive Plan between Hallwood Energy Partners, L.P.
                 and Hallwood Petroleum, Inc., dated January 14, 1993.

(d)              Not applicable.

(e)              Not applicable.

* Incorporated by reference from the Company's Annual Report on Form 10-K for the period ending December 31, 1995.





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